Exhibit 8.1

List of Subsidiaries and Consolidated Variable Interest Entity of the Registrant

Subsidiaries	Place of Incorporation
UA Mobile Limited	British Virgin Islands
KK Mobile Investment Limited	Hong Kong
JPush Information Consultation (Shenzhen) Co., Ltd. (吉浦斯信息咨询（深圳）有限公司)	People’s Republic of China

Consolidated Variable Interest Entity	Place of Incorporation
Shenzhen Hexun Huagu Information Technology Co., Ltd. (深圳市和讯华谷信息技术有限公司)	People’s Republic of China